EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate

Contact:	Gregory E. Deavens, Investor Relations - (215) 761-6128
Wendell Potter, Media Relations - (215) 761-4450

CIGNA REPORTS THIRD QUARTER RESULTS

PHILADELPHIA, November 2, 2001 — CIGNA Corporation (NYSE:CI) today reported third quarter 2001 operating income1, excluding an after-tax gain of $33 million ($0.22 per share) associated with the reinsurance business sold in 20002, of $248 million, or $1.66 per share3. These results include charges of $25 million ($0.17 per share) after-tax related to the terrorist attacks of September 11, 2001. The segment earnings described below exclude the effects of these charges and the reinsurance gain. Excluding these charges and the gain noted above, earnings were $273 million or $1.83 per share. Earnings per share were $1.76 for the third quarter of 2000.

For the first nine months of 2001, operating income was $807 million ($5.31 per share). This excludes $55 million in after-tax gains associated with the reinsurance business sold in 2000, the $25 million in after-tax charges relating to the events of September 11, and an $8 million after-tax gain for the sale of a partial interest in CIGNA’s Japanese life insurance business. This compares with operating income of $825 million ($5.03 per share) in the first nine months of 2000, which excludes after-tax charges of $127 million associated with the run-off reinsurance business.

“Despite current economic challenges, our businesses have put in a solid performance and positioned us for growth,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

HIGHLIGHTS OF CONSOLIDATED THIRD QUARTER 2001 RESULTS:

•

Consolidated net income[4] for the quarter was $270 million, or $1.81 per share, compared with $278 million, or $1.74 per share, for the same period last year. For the first nine months of 2001, consolidated net income was $798 million, or $5.26 per share, compared with $710 million, or $4.33 per share, for the same period last year.

•

Consolidated revenues for the third quarter of 2001 were $4.8 billion, compared with $5.0 billion for the third quarter of 2000. The decrease was primarily due to the absence of revenues in the International segment resulting from the deconsolidation of the Japanese life insurance operation, as well as the Medicare market exits in the Employee Health Care, Life and Disability Benefits segment. Excluding the effects of Medicare and the Japanese life insurance operation, consolidated revenues increased 5% compared with the third quarter of 2000, primarily due to growth in the Employee Health Care, Life and Disability Benefits segment.

•

After-tax charges of $25 million were recorded in the third quarter related to the September 11th events. These charges primarily related to life, accident and disability insurance claims and, to a lesser extent, increased utilization of HMO behavioral health services. The breakdown by segment is as follows: the Employee Health Care, Life and Disability Benefits segment recorded a $20 million after-tax charge, with $5 million in HMO and $15 million in Indemnity. The Employee Retirement Benefits and Investment Services segment recorded a $3 million after-tax charge related to corporate owned life insurance claims. Other Operations results include a $2 million after-tax charge related to claims from the run-off reinsurance business. These amounts are net of reinsurance, where applicable.

•

The Company repurchased 3.7 million shares of its common stock for $322 million during the third quarter and 1.6 million shares for $134 million in October 2001. On October 24, 2001, CIGNA’s Board of Directors approved an additional $500 million in repurchase authority. Total available repurchase authority is $556 million at November 2, 2001.

•

Unpaid claims and claims expenses at September 30, 2001 decreased to $4.1 billion from $4.8 billion at December 31, 2000. The decrease was primarily due to the deconsolidation of the Japanese life insurance operation and, to a lesser extent, reduced reserves related to Medicare market exits.

•

Assets at September 30, 2001 decreased to $88.7 billion from $95.1 billion at December 31, 2000, primarily reflecting the effects of deconsolidation of the Japanese life insurance operation and the stock market declines on separate account assets.

HIGHLIGHTS OF SEGMENT RESULTS:
Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income (dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change
HMO	$124	$126	(2)%	$120	3%
Indemnity	100	89	12	99	1
Goodwill	(15)	(15)	-	(15)	-

Total Segment	$209	$200	5%	$204	3%

•

Third quarter 2001 HMO results were down 2% compared to the same period last year, reflecting increased medical costs for the commercial full-risk business and increased operating expenses, partially offset by improved earnings for the specialty health care operations. On a sequential basis, HMO earnings improved 3%, primarily reflecting improved specialty health care operations and a lower commercial HMO medical loss ratio.

•

Indemnity operating income increased 12% over the third quarter of 2000. The improved results are primarily due to higher earnings from retrospectively experience-rated health care business, reflecting rate increases and membership growth, and improved results for the group disability business.

•

The after-tax operating margin[5] for the segment was 5.5%, compared with 5.4% for the third quarter of 2000. The increase was largely attributable to higher earnings in the medical indemnity, specialty health care and group disability businesses.

•

For the first nine months of 2001, segment operating income was $611 million, compared with $556 million for the same period last year. The increase reflects strong performance in the medical indemnity business, improved disability results, and growth in the specialty health care businesses, offset by increased medical costs in the HMO business. The HMO results for the first nine months of 2000 included net favorable after-tax adjustments from account and tax reviews of $11 million.

Premiums and Premium Equivalents (dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change
HMO Premiums and Fees	$1,694	$1,693	-%	$1,667	2%
HMO Equivalents	1,769	1,691	5	1,798	(2)

	3,463	3,384	2	3,465	-

Indemnity Premiums and Fees	1,767	1,702	4	1,740	2
Indemnity Equivalents	3,259	2,877	13	3,232	1

	5,026	4,579	10	4,972	1

Total	$8,489	$7,963	7%	$8,437	1%

•

The 7% increase in premiums and premium equivalents[6] for the combined HMO and Indemnity operations was driven primarily by the effect of higher medical costs under alternative funding programs, and premium and fee increases, partially offset by lower Medicare premiums due to market exits.

•

Excluding the Medicare business, premiums and premium equivalents for the segment increased 9%, compared with the third quarter of 2000. Premiums for the Medicare business, which CIGNA substantially exited on January 1, 2001, were $79 million and $220 million for the third quarters of 2001 and 2000, respectively.

Membership (in thousands, excluding Medicare):

	Sept. 30, 2001	Sept. 30, 2000	Change	Dec. 31, 2000	Change
HMO	6,918	7,032	(2)%	7,112	(3)%
Indemnity	7,296	7,090	3	7,079	3

Total Medical Lives	14,214	14,122	1%	14,191	-%

•	The net decline in HMO membership since September 30, 2000 is primarily due to the loss of certain large self-funded accounts.

•	Indemnity membership increased 3% since September 30, 2000.

•

At September 30, 2001, approximately 20% of CIGNA’s 14.3 million covered medical lives were covered by guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO, Medicare, and Medicaid) where CIGNA assumes the risk for medical cost inflation.

•

CIGNA’s Dental indemnity operations grew 4%, or 399,000 members, compared to the period ended September 30, 2000, driven by demand for the dental PPO product. In addition, the behavioral health operations grew 11%, or 1.3 million members.

Other Statistics:

	Third Qtr. 2001	Third Qtr. 2000	Second Qtr. 2001

Commercial HMO Medical Risk Loss Ratio	85.4%	83.8%	85.7%
HMO Administrative Expense Ratio	10.8%	10.6%	10.6%

•

The rate of commercial medical cost inflation was approximately 12% in the quarter. Higher professional fees and utilization of inpatient and outpatient services were the primary factors driving medical cost inflation in the quarter. CIGNA expects medical cost trend for the full year 2001 to be in the 12-13% range.

•	The Commercial HMO Medical Risk Loss Ratio improved 30 basis points compared to the second quarter 2001, because of lower inpatient utilization.

•	The expense ratio for HMO increased from the third quarter of 2000 and the second quarter of 2001, due primarily to technology spending and investment in business process improvement initiatives.

Employee Retirement Benefits and Investment Services

•	This segment operates in the defined contribution, defined benefit and corporate life insurance markets. Operating income for the segment was as follows (after-tax, dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change

Operating Income	$55	$63	(13)%	$53	4%

•

Operating income declined 13% compared to the third quarter of 2000. The decline primarily reflects lower asset-based revenues driven by lower stock market values, higher operating expenses and lower interest margins.

•	The sequential improvement in operating income reflects improved interest margins and lower operating expenses.

•

Assets under management at September 30, 2001 were $52 billion, a decrease of 9% compared with $57 billion as of September 30, 2000, and a decrease of 6% compared with $55 billion as of December 31, 2000. The decrease primarily reflects stock market depreciation.

International Life, Health and Employee Benefits

•

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change

Operating Income	$15	$15	-%	$10	50%

Premiums and Fees	$196	$515	(62)%	$192	2%

•

Third quarter 2001 operating income reflects higher earnings in the life and group benefits operations and the expatriate health care business compared with the same period last year. These higher earnings are partially offset by the effects of reduced ownership in the Japanese life insurance business compared to the same period last year.

•

The decrease in premiums and fees from the third quarter of 2000 reflects the absence of revenues from the Japanese life insurance business, which was deconsolidated at the beginning of 2001 and is now accounted for under the equity method of accounting. Partially offsetting the decrease for the quarter were increased premiums and fees from growth in the life and group benefits business, as well as higher premiums and fees for the expatriate health care business. Excluding the Japanese life insurance business, premiums and fees increased 11% compared with the third quarter of 2000.

Other Operations

•

Other Operations includes gain recognition related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off), and the settlement annuity business. Operating income was as follows (after-tax, dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change

Operating Income	$13	$19	(32)%	$16	(19)%

•	The decrease in third quarter 2001 earnings reflects the run-off of the leveraged corporate life insurance operation.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service. Operating losses were as follows (after-tax, dollars in millions):

	Third Qtr. 2001	Third Qtr. 2000	Change	Second Qtr. 2001	Change

Operating Loss	$(19)	$(16)	19%	$(21)	(10)%

•

The increased loss for third quarter 2001, compared with the same period last year, reflects lower net investment income, resulting from continued share repurchases, declining interest rates, and higher interest expenses.

Quarterly earnings and conference call information is available on CIGNA’s web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

2.

In the second and third quarters of 2001, the acquirer of portions of CIGNA’s life reinsurance business entered into agreements with some of the reinsured parties, which relieved CIGNA of any remaining obligations to those parties. As a result, in the third quarter CIGNA accelerated the recognition of $33 million after-tax of the gain, which had been deferred at the time of sale.

3.	All earnings per share amounts are on a diluted basis.

4.

Consolidated net income for the third quarter and first nine months of 2001 includes $33 million and $55 million in after-tax gains, respectively, on the sold reinsurance business. In addition, consolidated net income for the first nine months of 2001 includes the $25 million after-tax charge related to the events of September 11 and the $8 million after-tax gain on the sale of a partial interest in CIGNA’s Japanese life insurance business. Consolidated net income for the first nine months of 2000 includes the $127 million after-tax charge associated with the run-off reinsurance business. Consolidated net income also includes realized investment results.

5.	Operating margin is defined as operating income divided by GAAP revenue, excluding realized investment results.

6.

Under alternative funding programs, the customer assumes all or a portion of the responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding business. Adding premium equivalents to premiums and fees produces another measure that is helpful in assessing the business volume of CIGNA’s health care operations. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Exhibit 1

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

[CIGNA Logo]

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000

REVENUES
Premiums and fees	$3,789	$4,110	$11,342	$12,155
Net investment income	721	739	2,145	2,189
Other revenues (1)	285	180	761	525
Realized investment gains (losses)	(17)	(3)	(75)	19

Total	$4,778	$5,026	$14,173	$14,888

OPERATING INCOME (LOSS) BY SEGMENT (2)
Employee Health Care, Life and Disability Benefits:
HMO operations (3)	$109	$116	$338	$346
Indemnity operations (3)	80	84	253	210

Total Employee Health Care, Life and Disability Benefits	189	200	591	556
Employee Retirement Benefits and Investment Services (3)	52	63	165	192
International Life, Health and Employee Benefits (4)	15	15	46	33
Other Operations (1) (3) (5)	44	19	102	(49)
Corporate	(19)	(16)	(59)	(34)

Total	$281	$281	$845	$698

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations (3)	$109	$115	$337	$340
Indemnity operations (3)	62	87	231	229

Total Employee Health Care, Life and Disability Benefits	171	202	568	569
Employee Retirement Benefits and Investment Services (3)	49	57	135	192
International Life, Health and Employee Benefits (4)	15	15	46	32
Other Operations (1) (3) (5)	54	20	108	(49)
Corporate	(19)	(16)	(59)	(34)

Total	$270	$278	$798	$710

DILUTED EARNINGS PER SHARE:
Operating income	$1.88	$1.76	$5.56	$4.26
After-tax realized investment gains (losses)	(0.07)	(0.02)	(0.30)	0.07

Net income	$1.81	$1.74	$5.26	$4.33

Weighted average shares (in thousands)	149,097	159,495	151,855	163,979

SHAREHOLDERS' EQUITY at September 30:			$5,323	$5,377

SHAREHOLDERS' EQUITY PER SHARE at September 30:			$36.81	$35.03

(1) Includes pre-tax accelerated recognition of gain on the sale of the life reinsurance business of $50 million ($33 million after-tax) for the third quarter and $85 million ($55 million after-tax) for the nine months of 2001.

(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(3) Includes third quarter 2001 charges related to September 11 events. On a consolidated basis, these charges were $25 million after-tax. See exhibit 2 for further information regarding charges by segment.

(4) Includes a first quarter 2001 after-tax gain of $8 million on the sale of a partial interest in the Japanese life insurance operation.

(5) In the second quarter of 2000, CIGNA recognized an after-tax charge of $127 million for the retained reinsurance business relating to reserve strengthening and certain restructuring costs.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Three months ended September 30,	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$109	$116	$80	$84	$189	$200	$52	$63
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	-	-	-	-	-	-

	109	116	80	84	189	200	52	63
Charges for September 11 events	5	-	15	-	20	-	3	-

Operating income (loss) as adjusted	$114	$116	$95	$84	$209	$200	$55	$63

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three months ended September 30,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$15	$15	$44	$19	$(19)	$(16)	$281	$281	$1.88	$1.76
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	(33)	-	-	-	(33)	-	(0.22)	-

	15	15	11	19	(19)	(16)	248	281	1.66	1.76
Charges for September 11 events	-	-	2	-	-	-	25	-	0.17	-

Operating income (loss) as adjusted	$15	$15	$13	$19	$(19)	$(16)	$273	$281	$1.83	$1.76

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Nine months ended September 30,	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$338	$346	$253	$210	$591	$556	$165	$192
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	-	-	-	-	-	-
Gain on sale of Japanese life insurance
operation	-	-	-	-	-	-	-	-
Charges for the retained reinsurance business	-	-	-	-	-	-	-	-

	338	346	253	210	591	556	165	192
Charges for September 11 events	5	-	15	-	20	-	3	-

Operating income (loss) as adjusted	$343	$346	$268	$210	$611	$556	$168	$192

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Nine months ended September 30,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Operating income (loss) as published	$46	$33	$102	$(49)	$(59)	$(34)	$845	$698	$5.56	$4.26
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	(55)	-	-	-	(55)	-	(0.36)	-
Gain on sale of Japanese life insurance
operation	(8)	-	-	-	-	-	(8)	-	(0.05)	-
Charges for the retained reinsurance business	-	-	-	127	-	-	-	127	-	0.77

	38	33	47	78	(59)	(34)	782	825	5.15	5.03
Charges for September 11 events	-	-	2	-	-	-	25	-	0.16	-

Operating income (loss) as adjusted	$38	$33	$49	$78	$(59)	$(34)	$807	$825	$5.31	$5.03

Employee Health Care, Life & Disability Benefits
   Results Excluding Specific Adjustments and Goodwill

	HMOs		Indemnity		Total
Three months ended September 30,	2001	2000	2001	2000	2001	2000

Operating income as adjusted	$114	$116	$95	$84	$209	$200
Goodwill amortization	10	10	5	5	15	15

Operating income as adjusted excluding goodwill	$124	$126	$100	$89	$224	$215

	HMOs		Indemnity		Total
Nine months ended September 30,	2001	2000	2001	2000	2001	2000

Operating income as adjusted	$343	$346	$268	$210	$611	$556
Goodwill amortization	29	29	16	16	45	45

Operating income as adjusted excluding goodwill	$372	$375	$284	$226	$656	$601